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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

INSTRUCTIONS FOR USING FORM N- 8F

THIS FORM MAY BE FILED BY AN INVESTMENT COMPANY ("FUND") THAT IS CURRENTLY REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION UNDER THE INVESTMENT COMPANY ACT OF 1940 ("ACT"), IS SEEKING TO DEREGISTER, AND IS IN ONE OF THE FOUR CATEGORIES IN INSTRUCTION 1 BELOW.

1. To use this form, the fund must be seeking to deregister under one of the following circumstances identified in rule 8f-1 [17 CFR 270.8f-1]:

         (a) The fund has (i) sold substantially all of its assets to another registered fund or (ii) merged into or consolidated with another registered fund ("MERGER");

         (b) The fund has distributed substantially all of its assets to its shareholders and has completed, or is in the process of, winding up its affairs ("LIQUIDATION");

         (c) The fund qualifies for an exclusion from the definition of "investment company" under section 3(c)(1) or section 3(c)(7) of the Act ("ABANDONMENT OF REGISTRATION"); or

         (d) The fund has become a business development company ("BUSINESS DEVELOPMENT COMPANY").

2. If the fund is not eligible to use this form, refer to rule 0-2 under the Act [17 CFR 270.0-2] for general instructions on filing an application with the Commission. Applications for deregistration pursuant to rule 0-2 must be submitted electronically in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

3. This form and all exhibits must be submitted electronically to the Commission in accordance with rule 101(a)(1)(iv) of Regulation S-T [17 CFR 232.101(a)(1)(iv)] and the EDGAR Filer Manual.

4. Amendments to this form also must be filed electronically (see Instruction 3 above), and must include a verification identical to the one that appears at the end of this form.

5.       No fee is required to submit this form or any amendments.

6. Funds are reminded of the requirement to timely file a final Form N-SAR with the Commission. See rule 30b1-1 under the Act [17 CFR 270.30b1-1]; Form N-SAR [17 CFR 274.101].


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SEC'S COLLECTION OF INFORMATION

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. A fund that wishes to deregister and is in one of the four categories in Instruction 1 may use this form. The principal purpose of this collection of information is to enable the Commission to determine that a registered investment company has ceased to be an investment company as defined by the Act or is a business development company. The Commission estimates that the burden for completing this form will be approximately 3 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ss. 3507. Responses to this collection of information will not be kept confidential.


TEXT OF THE FORM BEGINS ON THE NEXT PAGE.











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I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]      MERGER

         [X]      LIQUIDATION

         [ ]      ABANDONMENT OF REGISTRATION
                  (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

         [ ]      Election of status as a BUSINESS DEVELOPMENT COMPANY
                  (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: The New South Africa Fund Inc.

3.       Securities and Exchange Commission File No.: 811-8298

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [X]      Initial Application       [ ]    Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

         101 Carnegie Center, Princeton, N.J. 08540

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Linda Field
         c/o Fleming International Asset Management Limited
         25 Copthall Avenue
         London EC2R 7DR
         England
         Telephone number: 44-171-880-3426

         with copies to:

         Nicholas J. Serwer
         Baker & McKenzie
         1 Temasek Avenue
         #27-01 Millenia Tower
         Singapore 039192

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

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

         Linda Field
         c/o Fleming International Asset Management Limited
         25 Copthall Avenue
         London EC2R 7DR
         England
         Telephone number: 44-171-880-3426


8.       Classification of fund (check only one):

         [X]      Management company;

         [ ]      Unit investment trust; or

         [ ]      Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

         [ ]      Open-end                  [X]      Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         Fleming International Asset Management Limited.
         25 Copthall Avenue
         London EC2R 7DR
         England

         Robert Fleming Inc.
         320 Park Avenue
         New York 10022-6815
         USA

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

         The following entities and their affiliates were the principal underwriters of the fund in connection with its initial public offering:

         Bear, Stearns & Co. Inc., 245 Park Avenue, New York, NY 10167;
         Robert Fleming Inc., 320 Park Avenue, New York, NY 10022;
         Donaldson, Lufkin & Jenrette Securities Corporation, 277 Park Avenue,
           New York, NY 10172;
         Nomura Securities International, Inc., 2 World Financial Center, New
           York, NY 10281;
         PaineWebber Incorporated, 1285 Avenue of the Americas, 20th Floor,
           New York, NY 10019;
         Salomon Brothers Inc., 388 Greenwich Street, New York, NY 10013; Alex. Brown & Sons Incorporated, 130 Liberty St., New York, NY 10006; Dillon, Read & Co. Inc., 535 Madison Ave., New York, NY 10022;
         AG Edwards & Sons, Inc., 1 N. Jefferson Ave., Saint Louis, MO 63103; Goldman, Sachs Co., 85 Broad St., New York, NY 10004;
         Kemper Securities, Inc.(now known as Everen Securities Inc.), 77 West Wacker Drive, Chicago, IL 60601-1694;
         Lazard Freres & Co., 30 Rockfeller Plz., Fl. 59, New York, NY 10112; Lehman Brothers, 3 World Financial Ctr., New York, NY 10285;

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         Oppenheimer & Co., Inc., Oppenheimer Tower, New York, NY 10281;
         William Blair & Company, 222 W. Adams St., Chicago, IL 60606-5307;
         J.C. Bradford & Co., 330 Commerce St., Nashville, TN 37201;
         Cowen & Company, 1221 Ave of Americas Fl. 6, New York, NY 10020;
         Dain Bosworth Incorporated, 60 S 6th St. Ste 1000, Minneapolis,
           MN 55402;
         Ladenburg, Thalmann & Co. Inc., 590 Madison Ave., New York, NY 10022; Legg Mason Wood Walker, Inc., 111 S Calvert St. Ste 1900, Baltimore,
           MD 21202;
         Morgan Keegan, Inc., 50 Front St., Memphis, TN 38103;
         Needham & Co, Inc., 445 Park Ave. Fl. 3, New York, NY 10022;
         Piper, Jaffray & Hopwood Incorporated, 222 S 9th St., Minneapolis,
           MN 55402;
         Raymond James & Associates, Inc., 880 Carillon Pkwy., Saint Petersburg,
           FL 33716;
         The Robinson-Humphrey Company, Inc., 3333 Peachtree Rd. Ne Fl. 7,
           Atlanta, GA 30326-1070;
         Stephens Inc., 111 Center St., Little Rock, AR 72201-4402;
         Tucker Anthony Incorporated, 200 Liberty St. Fl. 3, New York, NY 10281; Wheat, First Securities, Inc., 901 E Byrd St. Ste 200, Richmond,
           VA 23219;
         Arnold and S. Bleichroeder, Inc., 1345 Avenue of The Americas, New
           York, NY 10105;
         Brean Murray, Foster Securities, Inc., 570 Lexington Ave., Fl. 11, New
           York, NY 10022;
         The Chicago Corporation, 181 W Madison St., Chicago, IL 60602;
         Crowell, Weedon & Co., 624 S Grand Ave. Ste 2600, Los Angeles,
           CA 90017;
         Fahnestock & Co. Inc., 125 Broad St. Fl. 15, New York, NY 10004;
         First Albany Corporation, 30 S Pearl St., Albany, NY 12207;
         First of Michigan Corporation, 300 River Place Dr., Detroit, MI 48207; Gabelli & Company, Inc., 1 Corporate Ctr., Rye, NY 10580;
         Gruntal & Co., Incorporated, 1 Liberty Plz. Fl. 13, New York, NY 10006; Janney Montgomery Scott Inc., 1801 Market St. Fl. 9, Philadelphia,
           PA 19103;
         Josephthal, Lyon & Ross Inc., 200 Park Ave. Fl. 25, New York, NY 10166; Mabon Securities Corp., 245 Park Ave., New York, NY 10167;
         McDonald & Co. Securities, Inc., McDonald Investment Center, 800
           Superior Ave., Cleveland, OH 44114;
         Neuberger & Berman, 605 3rd Ave., New York, NY 10158;
         The Ohio Company, 38 Fountain Square Plz., Cincinnati, OH 45263; Pennsylvania Merchant Group Ltd., 100 4 Falls Corporate Ctr. #600,
           W Conshohocken, PA 19428-2961;
         Rauscher Pierce Refsnes, Inc., Dain Rauscher Plaza, Minneapolis,
           MN 55402;
         Sanders, Morris & Mundy Inc., 600 Travis St. #3100, Houston,
           TX 77002-2909;
         Stifel, Nicholaus & Company Incorporated, 500 N Broadway Ste 1230,
           Saint Louis, MO 63102;
         Wedbush Morgan Securities, 1000 Wilshire Blvd., Los Angeles, CA 90017; Branch, Cabell & Co., 919 E Main St. Fl. 17, Richmond, VA 23219;
         J.W. Charles Securities, Inc., 980 N Federal Hwy. Ste 210, Boca Raton,
           FL. 33432;
         Doley Securities, Inc., 616 Baronne St., New Orleans 70113;
         First Southwest Company , 1700 Pacific Ave. Ste 500, Dallas, TX 75201; J.J. B. Hilliard, W.L. Lyons, Inc., Hilliard Lyons Ctr., Louisville,
           KY 40202;
         Kankaku Securities (America) Inc., 13-16, One World Financial Center,
           18th Floor, New York, NY 10281;
         ABN AMRO Bank, 208 S La Salle St. Ste 220, Chicago, IL 60604;
         Bank Indosuez, 1211 Ave of The Americas Fl. 7, New York, NY 10036-8701;
           and
         DnB Fonds, P.O. Box 1171, Sentrum, 0107, Oslo, Norway.

13.      If the fund is a unit investment trust ("UIT") provide:

         (a)      Depositor's name(s) and address(es):

         (b)      Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

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         [ ]  Yes                 [X]  No

         If Yes, for each UIT state:

                  Name(s):
                  File No.: 811-______

                  Business Address:

15.      (a)      Did the fund obtain approval from the board of directors
                  concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X]  Yes          [ ]  No

                  If Yes, state the date on which the board vote took place:
                  December 10, 1998

                  If No, explain:

         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [X] Yes           [ ] No

                  If Yes, state the date on which the shareholder vote took place: April 28, 1999

                  If No, explain:

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

         [X] Yes           [  ] No

         (a) If Yes, list the date(s) on which the fund made those distributions:

                  The fund distributed substantially all of its assets through payment of a liquidating dividend in the aggregate amount of $41,195.481.18 ($10.22 per share) on June 3, 1999 to shareholders of record on June 1, 1999.

         (b)      Were the distributions made on the basis of net assets?

                  [X]  Yes          [ ]  No

         (c)      Were the distributions made pro rata based on share ownership?

                  [X]  Yes          [ ]  No

         (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

         (e)      Liquidations only:
                  Were any distributions to shareholders made in kind?

                  [ ]  Yes          [X]  No

                  If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.      Closed-end funds only:
         Has the fund issued senior securities?

         [ ]  Yes        [X]  No

         If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

         [ ]  Yes        [X]  No

         If No,
         (a) How many shareholders does the fund have as of the date this form is filed?

                  The fund has forty-nine (49) shareholders of record.

         (b) Describe the relationship of each remaining shareholder to the fund:

                  Robert Fleming Inc., a former investment adviser to the fund and an affiliate of the fund's subsequent investment adviser, still owns shares which it purchased before the fund's initial public offering to satisfy one of the requirements in Section 14(a) of the Investment Company Act of 1940 that a registered investment company making a public offering of securities has a net worth of at least $100,000. Apart from the above, the fund is not aware of any other shareholder who is affiliated to the fund.

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

         [X]  Yes           [ ]  No

         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

         The fund's plan to distribute the remaining asset is as follows:

         The fund intends to file Articles of Dissolution with the State Department of Assessments and Taxation of the State of Maryland as soon as practicable. Following such filing, in accordance with Maryland law, the fund will send notices ("liquidating notices") to all shareholders requesting them to prove their interests in the fund. Thereafter, the fund will distribute to stockholders who have proven their interests the remaining net assets, pro rata according to their interests as proven, reserving the shares of those shareholders who have not proven their interests and any amounts which may be necessary to discharge any liabilities remaining. If, during the three years period beginning from the date of the liquidation notice, such shareholders who have not previously proven their interests proves their interests, the fund intends to distribute to such shareholders their pro rata shares, based on the assets which remain for distribution less any expenses which the fund may incur in locating such shareholders. Not earlier than three years after the date of the liquidating notice, the fund will make a final distribution of all surplus assets remaining (if any) to those shareholders who have proved their interests. Subsequent to such distribution, the interest of any shareholder who has not proven his interest is forever barred and foreclosed.


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III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

         [X]  Yes          [ ]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  Cash invested daily in repurchase agreements        $1,122,728.12
                  Interest receivable under repurchase agreements     $    4,458.88


         (b)      Why has the fund retained the remaining assets?

                  The fund has retained the remaining assets to cover known and anticipated, as well as unknown, liabilities and expenses in connection with its liquidation and dissolution.

         (c)      Will the remaining assets be invested in securities?

                  [ ]  Yes                 [X]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

         [X]  Yes           [ ]  No

         If Yes,
         (a)      Describe the type and amount of each debt or other liability:

                  Liquidating agent                          $  30,000.00
                  Insurance                                     88,250.00
                  Advisory fee                                  22,105.09
                  Administration fee                            20,385.30
                  Accounting fee                                36,618.41
                  Directors' fee                                12,350.36
                  Transfer agent                                14,239.94
                  Custodian                                     14,635.31
                  Legal (federal and Maryland law)             170,975.65
                  Audit                                         24,787.83
                  Trustee fees                                  67,500.00
                  Printing                                      38,891.73

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

                  The fund will pay these debts and liabilities out of the remaining assets of the fund.

IV.      INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)      List the expenses incurred in connection with the Merger or
                  Liquidation:

                  The expenses expected to be incurred in connection with the liquidation and dissolution of the fund are as follows:

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
                  (i)      Legal expenses:                                      $ 175,000

                  (ii)     Accounting expenses:                                 $  42,500

                  (iii)    Other expenses (list and identify separately):

                                    Trustees' fees                              $  67,500
                                    Insurance premiums                          $  83,750
                                    Liquidating agent fees                      $  30,000
                                    Custodial fees                              $   9,000
                                    Press Releases/Publications/Printing        $  22,500

                  (iv)     Total expenses (sum of lines (i)-(iii) above):       $ 430,250

         (b)      How were those expenses allocated?

                  The expenses were allocated to the fund.

         (c)      Who paid those expenses?

                  The fund paid for and will pay for all expenses incurred in connection with its liquidation and dissolution.

         (d)      How did the fund pay for unamortized expenses (if any)?

                  The fund has no unamortized expenses.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

         [ ]  Yes        [X]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

         [ ]  Yes        [X]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

         [ ]  Yes        [X]  No

         If Yes, describe the nature and extent of those activities:

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VI.      MERGERS ONLY

26.      (a)      State the name of the fund surviving the Merger:

         (b) State the Investment Company Act file number of the fund surviving the Merger: 811-______

         (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

         (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.



                                  VERIFICATION


         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The New South Africa Fund Inc., (ii) he or she is the President of The New South Africa Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                          (Signature)


                                          /s/ Arthur Levy
                                          ------------------------
                                          Name: Arthur Levy







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